Exhibit 99.1

ICON’s Acquisition of Symphony Clinical Research

Acquisition enhances ICON’s ability to offer customers hybrid trial solutions and site support services

DUBLIN--(BUSINESS WIRE)--October 23, 2019--ICON plc, (NASDAQ: ICLR) a global provider of drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device industries, today announced that it has acquired Symphony Clinical Research, a leading provider of at-home patient and site support services.

The acquisition, concluded in late September, further enhances ICON’s patient, site and data strategy and complements ICON’s existing PMG Research and MeDiNova Research site networks in the US and EMEA. Symphony’s services reduce the travel burden for patients which broadens ICON’s recruitable population, providing patients access to clinical research studies that they may not have otherwise been able to participate in.

Headquartered in Vernon Hills, Illinois, U.S. and Gdansk, Poland, Symphony Clinical Research has been operating since 2003 and has serviced global trials in over 50 countries for biopharma companies across many major therapeutic areas, including cardiovascular, immunology, oncology and respiratory.

Nicki Norris, Chief Executive Officer, Symphony Clinical Research, said: “As the pioneer in alternate-site services, Symphony integrates clinical trial expertise with project management; in-home care and nursing to bring the site visit to the patient wherever they live. ICON provides Symphony with a great opportunity to extend our services globally and to use our knowledge, infrastructures and network to support ICON to enhance patient recruitment, engagement and retention”.

Dr. Steve Cutler, Chief Executive Officer, ICON plc, said: “ICON has a focused patient, site and data strategy which is helping us to improve site identification, study placement, patient recruitment and retention. A core objective of our patient centered approach is to increase predictability in patient recruitment and improve patient engagement. Symphony Clinical Research further enhances this approach by providing us with the capability to offer patients at-home trial services making clinical trials more accessible for patients and improving enrollment. Symphony’s clinical trial experience and their strong therapeutic expertise will also enable us to broaden our hybrid trial solutions to customers and support services to sites.”

About Symphony Clinical Research

Symphony Clinical Research is the leading global provider of specialized in-home and alternate-site clinical services. Since 2003, Symphony has been making it convenient to participate in clinical research by bringing study visits to patients, from neonates to geriatrics, in all phases and therapeutic areas of clinical trials.

Symphony has spearheaded the patient-centric in-home study services movement and has continually been at the forefront of innovation in clinical research including decentralized, hybrid, direct-to-patient and virtual trials. We continually strive to perfect the service model through developing more efficient and reliable ways to deliver high-quality results.

Symphony’s services have significantly accelerated the pace of clinical trials by dramatically improving patient recruitment, retention, compliance and site productivity as well as increasing patient and investigator satisfaction.

Further information is available at www.symphonyclinicalresearch.com

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 99 locations in 40 countries and has approximately 14,600 employees.

Further information is available at www.iconplc.com/patients

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-G

Contacts

ICON Media Contact
Gareth Arnold
Weber Shandwick
Telephone: (+44) 0207 4180398
GArnold@webershandwick.com